EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 9, 2015	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO ANNOUNCES CONCENTRATES

PREPAYMENT AGREEMENT WITH SAMSUNG C&T

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to announce that it has entered into a concentrates prepayment agreement with Samsung C&T U.K. Ltd. ("Samsung").

Pursuant to the prepayment agreement, Avino will sell Avino Mine concentrates on an exclusive basis to Samsung for a period of 24 months. Samsung agreed to make available to Avino USD$10 million for prepayment of such concentrates (the "Facility"). The Facility will be a single drawdown, and will be repaid with interest against Avino's future shipments of concentrates over the next 24 months. Under the prepayment agreement, Avino will ship the concentrates at the rate of 800 WMT per month over the next 24 months. Samsung will pay for the concentrates at the prevailing metal prices for their silver, copper and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest will be charged on the prepayment amount due to Samsung from time to time at a rate of LIBOR plus 4.75%, excluding a fee for Samsung's due diligence costs of USD$125,000.

The Company's repayment of all amounts owing to Samsung is further secured by the pledge to Samsung of all of Avino's 28,513,844 common shares of Bralorne Gold Mines Ltd. as collateral. Bralorne Gold Mines Ltd. owns the Bralorne Mine Property located near Gold Bridge, B.C.

David Wolfin, President & CEO of Avino commented, "We are very pleased to have this business relationship with one of the world's largest corporations. This agreement marks a major milestone for Avino. Samsung's financial terms puts a significant seal of approval on the Company. We are thrilled that Avino's precious and base metals will make their way into end user consumer products. Samsung is both a consumer and trader of silver, gold and copper. This low cost money ensures that Avino will have sufficient capital to further advance operations and continue with its growth strategy without dilution to shareholders. The Facility demonstrates Samsung's support for Avino, and we expect Samsung will be a key contributor to our growing success."

The Company will use the prepayment amounts for mining equipment and to optimize development of its projects for increased productivity, as well as improvements to its tailings impoundment facilities, and general working capital requirements. The prepayment agreement with Samsung relates to the sale of concentrates produced from the Company's Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne Property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

1

On Behalf of the Board

"David Wolfin"

______________________________

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.